UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished by the registrant to the Securities and Exchange Commission on February 23, 2015 (the “Original Report”).  This Amended Report amends the Original Report (i) to correct the effective date on which Mr. Elchanan Jaglom became Chairman of the Board of Directors of the registrant and add the effective date on which Mr. S. Scott Crump became Chairman of the Executive Committee of the Board of the registrant, (ii) to delete references to exhibits and (iii) to incorporate this Amended Report by reference into the registrant’s currently effective registration statements (as described below).  There are no other changes to the Original Report reflected in this Amended Report.

CONTENTS

The Board of Directors of Stratasys Ltd. (“Stratasys”) has appointed Elchanan Jaglom as the Chairman of the Board of Directors effective February 19, 2015.  S. Scott Crump, who Mr. Jaglom replaces as Chairman, has been appointed by the Board of Directors as the Chairman of the Executive Committee of the Board, a position previously held by Mr. Jaglom, also effective as of February 19, 2015.

The content of this Amended Report is incorporated by reference into Stratasys’ registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by Stratasys with the SEC on December 3, 2012 and September 3, 2013, respectively, and Stratasys’ registration statement on Form F-3, SEC file number 333-190965, filed by Stratasys on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Amended Report), and shall be a part thereof from the date on which this Amended Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2015	STRATASYS LTD.

	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and Chief Operating Officer